Mail Stop 4561

December 19, 2007

VIA USMAIL and FAX (260) 833 - 4411

Mr. Michael Pacult
Chief Executive Officer
TriView Global Fund, LLC
505 Brookfield Drive
Dover, Delaware 19901

> Re: **TriView Global Fund, LLC**
> **Form 10-K and 10-K/A for the year ended 12/31/2006**
> **Filed on 4/3/2007, 7/3/2007, and 12/5/2007**
> **File No. 333-119655**

Dear Mr. Michael Pacult:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant